

August 22, 2019

Matias I. Gaivironsky
Chief Financial Officer
CRESUD INC
Moreno 877 24th Floor
Buenos Aires, Argentina

> **Re: CRESUD INC**
> **Form 20-F for the fiscal year ended June 30, 2018**
> **Filed October 31, 2018**
> **Form 20-F for the fiscal year ended June 30, 2017**
> **Filed October 31, 2017**
> **File No. 001-29190**

Dear Mr. Gaivironsky:

 We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Real Estate and
 Commodities